Filed by Hughes Electronics Corporation
                               Subject Company - Hughes Electronics Corporation
                                                 and General Motors Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 000-26035

The following is a form of letter sent to DIRECTV retailors.

                                                                    DIRECTV LOGO
October 31, 2001



Dear [Account Name Here]:

As you know by now, General Motors and EchoStar Communications agreed to merge Hughes Electronics - owner of DIRECTV and Hughes Network Systems and principal shareholder of PanAmSat and DIRECTV Latin America - with EchoStar Communications Corporation, owner of the DISH Network.

The combined company would have 14.9 million customers, with another 1.8 million being served by the National Rural Telecommunications Cooperative (NRTC) and affiliates. The merged DIRECTV/EchoStar will create a powerful national media company and one of the largest multichannel video providers in the country that will be an even more formidable competitor to cable. The new company will also help bridge the digital divide in vast areas of the United States that have no access to broadband communications.

As an important distribution partner, you should know what while the newly merged company will be known as EchoStar, the powerful DIRECTV brand that is so familiar to your customers will be retained for the service offering. Similarly, while no decision has been made regarding the technical platform to be utilized going forward, both parties are committed to ensuring that no consumer will experience disruption of service or additional expense, regardless of the platform they have selected. In short, our mutual objective of aggressively promoting the DIRECTV service is unchanged.

This new entity, carrying the blue DIRECTV banner, will open up new sales opportunities and provide a compelling new suite of services to offer your customers. The merged company will have a powerful capability to provide tremendous benefits to our customers, including increased bandwidth to significantly increase both the number of local channel markets served and the array of high definition programming made available nationwide.

You should be aware that it will take several months to obtain the necessary approvals from shareholders and government agencies. In the meantime, it is critical that we continue our full court press to meet our respective business goals and provide the highest levels of customer service and satisfaction before and after this merger closes.

I've attached the press release that provides additional details of the agreement. If you have questions, please feel free to call me. We'll of course keep you posted on the progress of the merger.

Thanks for your continued support of DIRECTV.

Sincerely,



[Account Manager Name Here]
DIRECTV, Inc.

         GM'S HUGHES ELECTRONICS TO MERGE WITH ECHOSTAR COMMUNICATIONS

         o Stockholders and Consumers Benefit As Combined Hughes-EchoStar Provides Meaningful Competitor To Cable TV Companies

         NEW YORK -- General Motors Corp. and its subsidiary Hughes Electronics (NYSE: GM, GMH) together with EchoStar Communications Corporation (NASDAQ:
DISH), today announced the signing of definitive agreements that provide for the spin-off of Hughes from GM and the merger of Hughes with EchoStar.
         The combined company would use the EchoStar name and adopt the DIRECTV brand for its services and related products. The merger would create the nation's second-largest pay television platform with more than 16.7 million subscribers, of which 1.8 million subscribers are National Rural Telecommunications Cooperative (NRTC) and affiliates, and 14.9 million subscribers are owned-and-operated by the combined company. Cable TV companies presently control more than 80 percent of the U.S. pay television market, while a combined EchoStar-Hughes would provide service to about 17 percent of the market.
         The spin-off of Hughes from GM would result in current holders of Class H common stock receiving one share of new Hughes Class C common stock in exchange for each share of Class H stock held prior to the spin-off. The merger of Hughes and EchoStar would result in Hughes being the surviving entity and taking the name EchoStar Communications Corp. Holders of Class A EchoStar common stock prior to the merger would receive 1.3699 shares of the new EchoStar in exchange for each share of Class A EchoStar common stock held prior to the merger. Based on the closing price of EchoStar common stock of $25.26 on Oct. 26, 2001, the transaction would provide a value of approximately $18.44 per GMH share, representing a 20-percent premium. As of Oct. 26, 2001, the implied market capitalization of Hughes was approximately $21.3 billion and the market capitalization of EchoStar was approximately $12.1 billion.
         The transaction is expected to require approximately $5.5 billion of total financing, which EchoStar expects to fund in the capital markets prior to closing. Completion of this financing has been backstopped by a bridge commitment of approximately $2.75 billion from Deutsche Bank, and a bridge commitment of approximately $2.75 billion from General Motors, the latter of which the parties plan to replace with a commitment from one or more other leading financial institutions in the near future. The GM bridge commitment is secured by a pledge of $2.75 billion of EchoStar stock held by a trust controlled by EchoStar Chairman and Chief Executive Officer Charles Ergen.
         The transaction is subject to a number of conditions, including approval by a majority of each class of GM shareholders - GM $1-2/3 and GM Class H - voting both separately as distinct classes, and also together as a single class. Approval of the majority of EchoStar's voting shares has already been given by written consent. The proposed transaction also is subject to regulatory clearance under the Hart-Scott-Rodino Act and approval by the Federal Communications Commission. The transaction is also contingent upon the receipt of a favorable ruling from the Internal Revenue Service that the separation of Hughes from GM will qualify as a tax-free spin-off for U.S. Federal Income Tax purposes. The transaction is currently expected to close in the second half of 2002.
         "This transaction provides significant benefits to Hughes, EchoStar, millions of present and future DIRECTV customers, and shareholders of both GM and EchoStar," said GM President and Chief Executive Officer Rick Wagoner.


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

"We've said all along that we wanted to structure an agreement that would provide continued strong growth at Hughes and maximum value for both GM and GM Class H shareholders. This transaction achieves these objectives."

Strong Growth Prospects and Significant Synergies

         "This is an extremely compelling combination for GM, GMH and EchoStar shareholders," Ergen said. "The combination of EchoStar and Hughes is expected to generate very substantial synergies utilizing the advantages of direct-broadcast satellite television, cost savings from the elimination of costly duplicate satellite bandwidth and infrastructure, and strong management offering more effective fundamental business practices. The new company would also have enhanced scale to compete more effectively against the dominant U.S. cable and broadband providers - a critical factor given increasing consolidation in the cable industry."
         "U.S. consumers also would benefit from the combined company's ability to increase significantly the number of markets served with local channels via satellite, provide additional channel offerings, increase high-definition TV
(HDTV) offerings and accelerate the introduction of next-generation high-speed Internet services," Ergen continued. "Together, EchoStar's DISH Network and Hughes' DIRECTV also can provide a range of services that would bridge the `digital divide' - providing high-speed broadband solutions to consumers and businesses. Importantly, these services would be available in rural areas otherwise far from the information superhighway at rates which the company is prepared to assure regulators would be competitive."
         "Hughes and its operating companies would be well positioned to thrive as part of this merged company," said Jack A. Shaw, chief executive officer of Hughes. "DIRECTV would enjoy significant cost efficiencies and better use of its assets. Hughes Network Systems would play a key strategic part in the growth of satellite-delivered broadband. PanAmSat would have continued growth opportunities. And DIRECTV Latin America would benefit from the synergies of the larger combined company," Shaw said.
         The new company, which would retain the EchoStar name but would use the DIRECTV brand for consumer offerings, would be based in Littleton, Colo., and would employ approximately 20,000 people and serve more than approximately 14.9 million direct-broadcast satellite TV customers. EchoStar and Hughes have pledged that the merger would not cause disruption of service or additional expense to existing customers of either DIRECTV or DISH Network service.
         The new EchoStar would be led by Ergen as chairman and chief executive officer. The board of directors would consist of nine members, five of whom would be independent directors.
         Ergen added, "I think it is significant that EchoStar and Hughes have agreed to a fair and balanced process for identifying the most qualified people from both companies in order to select the best person for every job, regardless where they worked prior to the merger. This is a key provision that Hughes management felt strongly about and to which EchoStar readily agreed."
         A transition team made up of Shaw and DIRECTV Chairman and CEO Eddy Hartenstein from Hughes, as well as Ergen and EchoStar President Michael Dugan will assure a smoother and orderly process.

Significant Proceeds for GM

         As part of the transaction, General Motors would receive up to $4.2 billion in cash for redemption of part of its economic interest in Hughes. Pro forma for the cash redemption (assuming illustratively a price of $18.44 based


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

on the implied deal value), GM Class H shareholder would own approximately 53 percent of the combined company, EchoStar's shareholders would own approximately 36 percent, and GM would own approximately 11 percent. In addition, prior to the transaction, GM would seek to exchange up to 100 million shares of GM Class H common stock (or after the transaction 100 million shares of EchoStar common stock) for GM outstanding debt, which would further improve GM's net liquidity position.
         "This transaction offers substantial financial benefits now and over the long term for GM $1-2/3 and GM Class H shareholders," Wagoner said. "GM Class H shareholders would receive a significant premium on their investment. For GM $1-2/3 shareholders, GM expects to receive $4.2 billion in cash, and would retain a significant investment in the merged company."
         GM intends to file a registration statement in connection with the transaction and mail a proxy statement/prospectus to both GM and GM Class H stockholders in connection with the transaction. Investors are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about GM, Hughes and the transaction.
         EchoStar Communications Corp. and its DISH Network provide state-of-the-art direct-broadcast satellite TV service that is capable of offering over 500 channels of digital video and CD-quality audio programming, as well as advanced satellite TV receiver hardware and installation. EchoStar is included in the Nasdaq-100 Index (NDX). DISH Network currently serves over 6.43 million customers. For more information, visit www.dishnetwork.com.
         HUGHES is the world's leading provider of digital television entertainment, broadband services, satellite-based private business networks and global video and data broadcasting.
         Hughes Network Systems, a unit of Hughes Electronics Corporation, is the world's leading provider of broadband satellite network solutions for businesses and consumers, with over 400,000 one- and two-way systems installed in more than 85 countries. Headquartered in Germantown, Maryland, USA, HNS maintains sales and support offices worldwide. To learn more about HNS and DIRECWAY, please visit www.hns.com or www.direcway.com.
         DIRECTV is the nation's leading digital satellite television service provider with more than 10 million customers. DIRECTV and the Cyclone Design logo are trademarks of DIRECTV, Inc., a unit of Hughes Electronics Corporation. Visit DIRECTV on the World Wide Web at DIRECTV.com.
         General Motors, the world's largest vehicle manufacturer, designs, builds and markets cars and trucks worldwide. In 2000, GM earned $5 billion on sales of $183.3 billion, excluding special items. It employs about 372,000 people globally. GM also operates one of the largest and most successful financial services companies, General Motors Acceptance Corp. (GMAC), which offers automotive, mortgage and business financing and insurance services to customers worldwide. GM is investing aggressively in digital technology and e-business within its global automotive operations and through such initiatives as e-GM, GM BuyPower, and OnStar. More information on General Motors can be found at www.gm.com.
                                      # # #

         In connection with the proposed transactions, General Motors, Hughes and EchoStar intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.


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

         General Motors, and its directors and executive officers, and Hughes, and certain of its officers, may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2001 annual meeting of shareholders. Participants in GM's solicitation may also be deemed to include the following persons whose interests in GM are not described in the proxy statement for GM's 2001 annual meeting:

John M. Devine                 Vice Chairman and CFO, General Motors
Jack A. Shaw                   Chief Executive Officer, Hughes
Roxanne S. Austin              Executive VP, Hughes; President and COO, DIRECTV
Eddy W. Hartenstein            Senior Executive VP, Hughes; Chairman, DIRECTV
Michael J. Gaines              Corporate VP and CFO, Hughes

         Mr. Devine beneficially owns 139,204.80 GM $1-2/3 shares and 27,177 GM Class H shares. Mr. Shaw beneficially owns 3,604 GM $1-2/3 shares and 1,415,915 GM Class H shares. Ms. Austin beneficially owns 2,804 GM $1-2/3 shares and 860,454 GM Class H shares. Mr. Hartenstein beneficially owns 2,622 GM $1-2/3 shares and 1,138,899 GM Class H shares. Mr. Gaines beneficially owns 337 GM $1-2/3 shares and 165,329 GM Class H shares. The above ownership information includes shares that are purchasable under options that are exercisable within 60 days of October 15, 2001. In addition, Mr. Devine holds options to acquire shares of GM $1-2/3 common stock that are not exercisable within 60 days of October 15, 2001, and each of Mr. Shaw, Ms. Austin, Mr. Hartenstein and Mr. Gaines holds options to acquire shares of GM Class H common stock that are not exercisable within 60 days of October 15, 2001.
         Each of Mr. Shaw, Ms. Austin, Mr. Hartenstein and Mr. Gaines has a severance agreement with Hughes that provides for severance in the event of an involuntary termination after a change in control, and each also has a retention agreement that provides for certain payments in the event of a change in control.
         EchoStar and certain of its executive officers may be deemed to be "participants" in GM's solicitation of consents from the holders of GM $1-2/3 and GM Class H shares in connection with the proposed transactions. Information about the executive officers of EchoStar is set forth in the proxy statement for EchoStar's 2001 annual meeting of shareholders. As of Oct. 28, 2001, EchoStar held approximately 1,000 shares of GM $1-2/3 common stock and 185,000 shares of GM Class H common stock. Mr. Ergen beneficially owns approximately 1,000 shares of GM $1-2/3 common stock and approximately 10,000 of GM Class H common stock.
         Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.
         This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

         Materials included in this filing contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of General Motors Corp. ("GM"), EchoStar Communications Corporation ("EchoStar"), Hughes Electronics Corp. ("Hughes"), or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this filing.


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